Greenberg Traurig

[redacted]

05006496

February 24, 2005

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Genetic Technologies Limited. (the "Issuer")
File Number 82-34627

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission the following reports as filed in Australia:

1. ASX Announcement dated February 18, 2005;
2. ASX Announcement dated September 22, 2004;
3. ASX Announcement dated October 8, 2004;
4. ASX Announcement dated October 4, 2004;
5. ASX Announcement dated October 18, 2004;
6. Annual General Meeting Resolutions, dated November 26, 2004;
7. Presentation by Dr. Mervyn Jacobson, dated November 25, 2004;
8. ASX Announcement dated November 25, 2004;
9. ASX Announcement dated November 25, 2004;
10. ASX Announcement dated November 25, 2004; and
11. ASX Announcement dated February 23, 2005.

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Very truly yours,

Ross Kaufman

dlw 3/17

ALBANY
AMSTERDAM
ATLANTA
BOCA RATON
BOSTON
CHICAGO
DALLAS
DENVER
FORT LAUDERDALE
LOS ANGELES
MIAMI
NEW JERSEY
NEW YORK
ORANGE COUNTY, CA
ORLANDO
PHILADELPHIA
PHOENIX
SILICON VALLEY
TALLAHASSEE
TYSONS CORNER
WASHINGTON, D.C.
WEST PALM BEACH
WILMINGTON
ZURICH

www.gtlaw.com

Greenberg Traurig, LLP | Attorneys at Law | Met Life Building | 200 Park Avenue | New York, NY 10166
Tel 212.801.9200 | Fax 212.801.6400

genetic technologies

ASX ANNOUNCEMENT

February, 18th, 2005

GTG Reports on Further Legal Activity to Protect its Patents.

Genetic Technologies Limited (ASX:GTG, US OTC:GNTLY)) reported on September 16th, 2004, on the successful outcome of the Markman Hearing in its dispute with Applera Corporation, heard before Judge Phyllis Hamilton, of the US District Court, Northern District of California, San Francisco, on September 1st, 2004.

The parties subsequently met in Foster City, California, for settlement discussions on September 20th, 2004, At that time, Applera suggested the parties pursue mediation, and GTG subsequently agreed to this suggestion.

A first mediation settlement conference was held in San Francisco on December 14th, 2004, under the supervision of Judge Spero. This conference revealed that each party still sought further information from the other. Judge Spero therefore scheduled a further mediation conference for February 16th, 2005, and in the interim, the parties were required to provide the required information, to conduct appropriate depositions, and to prepare updated settlement briefs for the Court.

A second mediation settlement conference was held in San Francisco on February 16th, 2005, under the supervision of Judge Spero. The case did not settle. Judge Spero indicated he would now confer with the attorneys for both parties in the coming weeks to discuss next steps. The matter remains under the supervision of the United States District Court, and accordingly, no further details can be provided at this time.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Mervyn Jacobson
Executive Chairman,
Genetic Technologies Limited (ABN 17 009 212 328)
Phone: +61 3 9415-1135.

For investor relations information, please contact Geoff Newing on +613 8412 7017.

genetic technologies

ASX ANNOUNCEMENT

September 22nd, 2004

GTG Reports Significant License Agreement with Genzyme Corp. of USA.

Genetic Technologies Limited (ASX-GTG, NASDAQ-GNTLY) is pleased to report it has granted a significant license to Genzyme Corporation, based in Cambridge, Massachusetts, USA. Genzyme is a large and respected biotechnology company listed on NASDAQ (GENZ), with current sales of some US$2 billion per year. Genzyme Genetics is a division of Genzyme Corporation which offers a broad range of human genetic tests, including a number of tests based on the GTG non-coding patents.

The GTG license to Genzyme is a significant achievement for GTG. Genzyme will pay GTG a signing fee of $7.5M – of which $5M will be in cash and $2.5M will be in the form of "in-kind" Genzyme intellectual property now offered to GTG. Genzyme will also pay GTG a fee of $1M per year for the life of the non-coding patents (currently till 2015).

The license granted by GTG to Genzyme covers a wide range of human genetic testing applications - including research, pre-clinical trials and commercial genetic testing. These rights will apply non-exclusively in USA, Europe and Japan - but not at all in the Asia-Pacific region, where GTG continues to build its own leading genetic testing capability. Indeed, Genzyme Genetics has offered to assist GTG build up GTG's revenue-generating capabilities in Australia, New Zealand and Asia, based on specialised tests developed and now offered by Genzyme Genetics in USA.

The new license agreement between GTG and Genzyme is intended by both sides to be the first step in a long-term strategic alliance, to be further defined and expanded via further step-wise commitments between GTG and Genzyme, as appropriate.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Mervyn Jacobson,
Executive Chairman,
Genetic Technologies Limited
Phone: +61 3 9415-1135.

genetic technologies

ASX ANNOUNCEMENT
October 8th, 2004

GTG Grants Third License in New Zealand

Genetic Technologies Limited (ASX-GTG, NASDAQ-GNTLY)) is pleased to report it has now granted the third license to the GTG non-coding patents in New Zealand.

In September 2003, GTG reported it had granted a research license to Vialactia Biosciences (NZ) Limited, of Auckland, New Zealand, to apply the GTG non-coding patents to ViaLactia's research program, in relation to the dairy industry. That was GTG's first license in New Zealand.

In June 2004, GTG reported it had reached agreement with Ovita Limited, of Dunedin, whereby GTG subsidiary, AgGenomics, would perform genetic testing on sheep DNA samples provided by Ovita, and GTG would grant to Ovita a license to the GTG non-coding patents, for Ovita's research and commercial activities. That became GTG's second license in New Zealand.

We are pleased to report that ViaLactia, our first New Zealand licensee, has now exercised an option to expand its access to the GTG non-coding patents, from just research to now also include commercial activities, specifically in relation to the dairy industry. This becomes GTG's third license in New Zealand. While the precise financial terms are covered by confidentiality, GTG now receives an exercise fee and will also receive royalties on future sales by ViaLactia.

ViaLactia is a biotechnology company operating as a wholly owned subsidiary of Fonterra, New Zealand's largest dairy co-operative.

Meanwhile, GTG continues to secure rights to new breakthroughs, new intellectual property and new genetic and genomic technologies from around the world, and continues to make these available - for the benefit of the people of Australia, New Zealand and the Asia-Pacific Region.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Mervyn Jacobson, Executive Chairman
Genetic Technologies Limited
Phone: +61 3 9415-1135

genetic technologies

ASX ANNOUNCEMENT

October 4th, 2004

GTG Reports Two Important Agreements with MetaMorphix, Inc. of USA.

Genetic Technologies Limited (ASX-GTG, NASDAQ-GNTLY) is pleased to report it has just executed two agreements with MetaMorphix, Inc., based in Savage, Maryland, USA. MetaMorphix, Inc. is a US biotechnology company specializing in the genetics and genomics of certain animals species, particularly cattle and dogs.

Under the first agreement, GTG now grants to MetaMorphix a non-exclusive world-wide license to the GTG non-coding patents, limited to livestock, aquaculture and companion animals. The precise financial terms of this license are covered by confidentiality, but the total value of this license falls within the ASX definition of "significant", and GTG therefore reports that the signing fee plus annual payments to be received by GTG in cash under this agreement together total some A$1.8M.

Under the second agreement, which is quite separate and distinct from the first, GTG now acquires from MetaMorphix and its wholly owned subsidiary, MMI Genomics, a license to a broad range of diagnostic assays and testing rights for cattle and for dogs. Such rights are granted exclusively to GTG for Australia and for New Zealand, and non-exclusively for all Asia. GTG now makes a one-time, all-inclusive payment to MetaMorphix for all these rights. This payment is not significant per ASX guidelines.

Overall, these two agreements are of importance to GTG, for three different reasons:

1. Cash for GTG. GTG receives payments from MetaMorphix for the next 11 years.
2. New technology. GTG will now apply this technology to expand its dog testing business in Australia and its cattle testing business in Australia, NZ & China.
3. Patent validation. Much of the intellectual property now held by MetaMorphix originally came from Applera. Applera is also a stockholder in MetaMorphix. In relation to GTG's current law-suit against Applera, it is perhaps relevant that a company closely related to Applera has independently concluded that the intellectual property it sourced from Applera indeed requires a license from GTG - to lawfully access the relevant GTG non-coding patents.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Mervyn Jacobson, Executive Chairman
Genetic Technologies Limited
Phone: +61 3 9415-1135.

genetic technologies

ASX ANNOUNCEMENT

October 18th, 2004

GTG Reports Increased Cash Reserves.

Genetic Technologies Limited (ASX-GTG, NASDAQ-GNTLY)) is pleased to report a significant increase in current cash reserves.

GTG recently reported on its license to Genzyme Corporation, a large US company involved in human genetic testing. Under that license, GTG would receive a signing fee of $7.5M – of which $5M would be in cash. GTG is pleased to confirm that this $5M cash payment was received by GTG at the end of last week.

GTG also recently reported new agreements with MetaMorphix, a US biotechnology company specializing in the genetics and genomics of certain animal species, particularly cattle and dogs. Under these agreements GTG would receive a signing fee, also now received, and GTG would acquire a broad range of diagnostic assays and testing rights for cattle and for dogs for Australia, New Zealand and the Asia-Pacific region for a nominal payment by GTG, also since completed.

Meanwhile, GTG continues to build recurring revenues from its genetic testing businesses and also from its global licensing activities. In addition, vendor options issued in 2000 at the time of the listing of GTG on ASX are now approaching maturity, and GTG anticipates receiving significant cash inflows from the exercising of outstanding options over the next 6 months.

In summary, GTG today has consolidated cash reserves of approximately $13.2M and anticipates substantial additional cash inflows in the current financial year.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Mervyn Jacobson,
Executive Chairman,
Genetic Technologies Limited
Phone: +61 3 9415-1135.

genetic technologies

26 November 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

Annual General Meeting Resolutions

I advise that six ordinary resolutions were put to shareholders at the Annual General Meeting of the Company held at the Park Hyatt Hotel, Melbourne at 11.00 am on Thursday 25 November 2004. All six resolutions were unanimously passed by shareholders on a show of hands. The six resolutions were set out in the Notice of Meeting dated 9 September 2004.

In accordance with Section 251AA of the Corporations Act 2001 the following disclosure is made in respect of each resolution as to the number of proxy votes exercisable by all proxies validly appointed and the number of proxy votes specified to be voted for or against the resolution, or to abstain from voting or to be voted at the proxy holders discretion.

Resolution	Number of Proxy Votes				
	For	Against	Abstain	Discretion	Total
1	177,953,833	-	165,957	-	178,119,790
2	177,890,005	152,685	77,100	-	178,119,790
3	49,532,910	1,263,409	127,323,471	-	178,119,790
4	177,941,790	104,000	74,000	-	178,119,790
5	177,941,790	104,000	74,000	-	178,119,790
6	177,990,205	55,585	74,000	-	178,119,790

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office Suite 2, Level 12, 75 Elizabeth Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

A total of 90 valid proxies were received by 11.00am on Tuesday 23 November 2004.

The Chairman's address and AGM presentations were lodged with the ASX prior to the meeting and are now available on the web site.

Yours faithfully,

Ian Dennis
Company Secretary

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office Suite 2, Level 12, 75 Elizabeth Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

Presentation by Dr. Mervyn Jacobson, Executive Chairman to the Annual General Meeting of Genetic Technologies Limited ("GTG"), Melbourne, November 25th, 2004

Introduction

- A very warm welcome to all present, to this 2004 Annual Meeting of Shareholders of GTG.
- My name is Dr. Mervyn Jacobson, and I am the Executive Chairman of GTG.
- I am chairing the Meeting today. Mr. Ian Dennis, Corporate Secretary, will take the Minutes.
- May I now introduce our other Directors, Mr. Fred Bart, Professor Deon Venter, Mr Robert Edge, our retiring Director, Mr. Ian Dennis - and our newest Director, Mr. John Dawkins, who was formally appointed just yesterday.
- We now intend to proceed first with the formal business of the Meeting. Our senior management team will then make some brief presentations, and finally, we would be happy to answer any questions, before adjourning for coffee.
- Quorum – I advise that a quorum is present (minimum 3 people).
- Proxies – I also table a summary of proxies in relation to the 6 resolutions to be voted on today.
- We now turn to the formal items of business:
  - Six ordinary Resolutions to be considered.
- This now concludes the formal business of the meeting.
- We now proceed with the various presentations on recent activities within GTG.
- I will then present a Chairman's Overview.

Building the GTG Infrastructure.

Last year, I made the observation that, as GTG grew, we were identifying more and more new opportunities in the world of biotech, and that we had to focus on the future – to "seize the day" and become a leader in the biotech space – and accordingly, the time had come to stop reciting the details of our origins and reliving our early challenges as a start-up biotech in the late 80's - and then the 90's. We must now focus carefully on "where we were going", and not "where we had come from". We are therefore now concentrating on –

- getting bigger,
- exploiting our strengths,
- starting to generate meaningful revenues,
- planning to become cash positive, and finally
- to become profitable.
- Our CFO has now indicated to you what progress we are now making in this regard.
- Key to this, we are continuing to build infrastructure, and key priorities include:

- **Strengthening the Board.**
  - This is now relevant to all public companies, as new and complex rules dictate how Boards must behave, both in Australia, and also in USA, where we are currently pursuing a co-listing on NASDAQ.
  - In addition, the science is now increasingly complex and the opportunities more and more specialised, and even Board members must be specialists in their chosen fields.
  - Indeed, who we do attract to our Board says much about who we are, and what we intend to achieve, and the standards we intend to set for ourselves.
  - I would like to take this opportunity to thank all our Directors, past and present, for their support and commitment.

- **Building the Senior Management Team**
  - You have already met some members of our senior management team:
  - Professor Deon Venter - Director & senior consultant to our molecular testing division,
  - Ian Christensen – Licensing Manager
  - Dr. Adrian Hodgson - Director of Science & Chief Operating Officer
  - Sue Lang – Media & Marketing Manager, also working with Lippert Heilshorn in New York, and with Dr. Andrea Mueller, who is here today from Austria and who will be managing the media in Europe, especially when we are listed in NASDAQ.
  - Tom Howitt – Chief Financial Officer
  - Another new name is Geoffrey Newing, who has just been appointed to the important role of Manager of Investor Relations and Corporate Development.

- **Expanding the SAC**
- Under the control of Professor Venter, as convenor, we are building this resource to act as own internal "sanity check" on so many of the new notions, inventions, and breakthroughs that continually come to our attention.

Building on Current Opportunities:

- **Service Testing**
  - Deon has already described this growing opportunity.
  - Again, what began originally as just disputed paternity has since grown - to include other human genes, and now forensics, and also animals and plants.
  - And what began just in Australia is now expanding to New Zealand, to Asia and even to Europe.
  - In essence, we see genetic testing as the "bread and butter" of our business.
  - Put simply - we intend to be "the biggest and the bestindependent genetic testing laboratory in the Asia-Pacific region".

- **Licensing**
  - Ian Christensen has outlined this opportunity to you.
  - If genetic testing is the "bread and butter", then licensing is "the cream on the cake".
  - Revenues can be substantial and they can build up significantly, via signing fees and recurring annuity income for years to come.

- **Research**
  - Dr. Adrian Hodgson summarised our current 5 major research programs.
  - In essence, research is our investment in the future.
  - It is particularly gratifying that leading universities are seeking to work with us, both in Australia and overseas – including Melbourne Uni, Monash, LaTrobe, Uni WA, Sydney Uni, Kings College London, etc.

Pursuing New Strategic Opportunities

- **Global**
  - Our service testing, licensing, and research activities are becoming internationalised.
  - We are now coming to the attention of various global players – companies with revenues of several billions per year, and market caps of tens of billions are now wanting to talk to GTG.
  - Recent announcement of a strategic alliance with Genzyme may just be the first of many such alliances we intend to negotiate within the coming year.

- **Asia-Pacific**
  - We have found we can do deals which also grant back to GTG new technology rights - and we therefore seek to secure such technology rights – exclusively for Australia and New Zealand, and non-exclusively for as much of Asia as we can get.
  - Examples
    - Myriad and the breast cancer susceptibility genes,
    - MetaMorphix and certain specialised tests for cattle and dogs.
    - Bionomics and the new test for the cause of epilepsy.
  - China – special situation – Four months ago, I was invited to go to Beijing, where I was appointed the Chief Technology Officer of CABS. I have just returned this week from another visit to Beijing, and I am pleased to announce GTG has just been authorised by CABS to start the genetic testing of the cattle in the CABS dairy herd and also to begin building a central database for CABS, and in turn, possibly the dairy industry of China.

- **Australia**
  - CYO'Connor of Perth, with whom we have formed a public-private partnership, and have now embarked on a range of new ventures:
    - We acquired their IP,
    - We now support their valuable research - for the benefit of GTG,
    - We sold them a license to the non-coding patents,
    - They are now the 3rd largest shareholder on the GTG registry
    - We are now jointly exploring setting up a genetic testing service in WA.
    - Our newest Director, John Dawkins, comes to us as the nominee of CYO.

  - Also, within Australia, the world of private pathology has now rationalised down to just 3 major laboratories, and as we see it, pathology is the testing of the past, whereas genetics is the testing of the future.
  - We believe it is only a matter of time before one of the major pathology players in Australia secures a special relationship with GTG.

Creating True Value for our Shareholders.

We have seen our shareholder base grow from 1,200, to 2,500, to 4,500, and now – to over 5,000 shareholders. These shareholders are supporting our vision - and we are determined to do what we can to steadily build the long term value of their investment.

- **Current and New Opportunities**
  - We have detailed some of these already - in the world of genetic testing, licensing and new research leading to new inventions.
  - New opportunities emerging all the time.

- **Completing the NASDAQ Listing**
  - Tom has already mentioned the importance of this.
  - But do not under-estimate the impact of 300M Americans and another 300M Europeans suddenly being able to invest with ease into GTG.

- **Investor Relations and Corporate Development**
  - We may think we have done a reasonable job keeping the market informed,
  - But in reality, it turns out the media market and the investor market are quite different, and we now know that many significant investors & brokers have not heard of GTG.
  - We conclude – we may have a good story, but we do not seem to have told it very well.
  - We are therefore now specifically focussing resources now on investor relations, and also corporate development – welcome Geoffrey Newing to GTG.

- **A Special Situation - In Vancouver, Canada** - GTG holds some 78% of Gtech International Resources Limited - a small company listed on the Canadian Venture Exchange, which could be used as the vehicle for an appropriate biotechnology venture in Canada, as the opportunity presents. Gtech also has some $550,000 in cash. I am pleased to report that we have recently identified a new opportunity, which is now undergoing initial due diligence.

Protecting our Patents

- **ALRC**
    - According to certain media reports, the impression could be gained that ALRC was set up just to control GTG.
    - In fact, ALRC was set up well before we had our first sensational coverage on "60 Minutes", then "Four Corners", then Forbes magazine, etc, as we discussed last year.
    - Indeed, GTG has been a solid supporter of the ALRC inquiry throughout, and GTG gave evidence twice. Indeed, GTG was very pleased with the final recommendations.

- **US Suits now Settled**
    - We previously sued both Variagenics and Covance - and both of these quickly settled.
    - Myriad filed against us, but then took a license and dismissed their action
    - Labcorp filed against us and then took a license and dismissed their action.

- **Applera**
    - Applera alone, has continued to fight GTG in USA.
    - The "Markman" hearing in San Francisco on September 1st, resulted in rulings on September 15th, all seemingly in favour of GTG.
    - I since met with Applera, and in turn, this resulted in a new court order mandating a mediation process.
    - I return to SFO next week to participate in that mediation process.

- **Auckland District Health Board**
    - GTG has been in licensing discussions with ADHB since March 2003.
    - It was puzzling to us that after apparently reaching an agreement, with ADHB even suggesting the licensing language they wanted, suddenly, in August 2004, they filed an action against GTG in NZ for "groundless threats".
    - GTG has since appointed NZ counsel who have filed a response to such Complaint on October 22nd.
    - The latest feedback seems to be that ADHB is now unhappy that maybe GTG did not threaten them as they asserted. Continuing.

In Summary:

- GTG wish to be world-class in all we do.
- Seek to excel
- New technology
- Appreciation of shareholder value
- Giving some thing back

Finally - a special thanks to all our staff, collaborators, consultants and stockholders who have enthusiastically supported our vision for GTG over the last year.

Thank you.

genetic technologies

ASX ANNOUNCEMENT
November 25th, 2004

John Dawkins Joins GTG Board of Directors

Genetic Technologies Limited (ASX:GTG,US OTC:GNTLY) is delighted to report that the Hon John S Dawkins AO, has been appointed to the Board of GTG.

This follows the decision of the CYO'Connor ERADE Village Foundation to take up the invitation of GTG to nominate a director.

Mr Dawkins was the Federal Treasurer in 1992/3 and was earlier the Minister for Trade – an experience which will be valuable to the company in guiding its overseas activities.

Since leaving public life in 1994 Mr Dawkins has chaired the boards of 4 companies; Elders Rural Bank, The Retail Energy Market Company, the Medical Corporation of Australia – from 1997 – 2001, and Law Central. Since 1994 he has been a director of Sealcorp Holdings – now a subsidiary of St George Bank, an appointment he will relinquish later this year. Since 2000 he has been a director of Government Relations of Australia a subsidiary of Clemenger Communications.

During his nearly 10 years on the Board of the Fred Hollows Foundation he was involved in the commercialisation of the products of the foundation's R&D activities.

His extensive corporate experience – which has included chairing board audit committees – has exposed Mr Dawkins to the recent developments designed to improve the corporate governance of listed and unlisted companies.

Mr Dawkins holds a B.Ec from UWA and a Diploma in Agriculture from Roseworthy College. He grows grapes and breeds Connemara ponies at Eden Valley in SA

The appointment to the Board of GTG fills a casual vacancy created by the resignation of Mr Ian Dennis from the Board. The total number of Directors remains five. Mr Dennis will continue to hold the position of Corporate Secretary of GTG.

FOR FURTHER INFORMATION CONTACT
Dr. Mervyn Jacobson
Executive Chairman
Genetic Technologies Limited (ABN 17 009 212 328)
Phone: +61 3 9415-1135.

genetic technologies

ASX ANNOUNCEMENT
25 November, 2004

GTG Invited to Lead Program to Bring New Technologies to the Dairy Industry of China.

Genetic Technologies Limited (ASX-GTG,US-OTC NASDAQ-GNTLY)) reports that it has been formally invited to take a leading role in bringing new technologies to China, as part of a multi-year program to significantly increase milk production in China.

The proposal was initially raised in the course of discussions between the China National Animal Breeding Stock Export/Import Corporation ("CABS") and GTG Executive Chairman, Dr. Mervyn Jacobson, when Dr. Jacobson visited Beijing in July 2004, to be formally inducted as Chief Technology Officer of the Scientific Advisory Committee of CABS. This induction followed the offer to Dr. Jacobson, as reported to ASX on June 30th, 2004.

At that time, Dr. Jacobson also assisted CABS to gain access to leading technology to assist in the sex pre-selection of livestock, as developed in USA by a team which included the United States Department of Agriculture, Colorado State University, XY, Inc. and DAKO-Cytomation. This technology, now controlled by XY, Inc. worldwide, will enable CABS to significantly increase the number of female dairy calves born in China in the future. GTG's role would include helping to increase the genetic quality and production potential of such calves.

Currently, milk production in China cannot keep pace with consumer demand. China now has 5 times the population of USA - but significantly fewer dairy cattle than in USA. Further, a typical dairy cow in China produces just 20% of the milk produced per year by a typical dairy cow in USA. As a consequence, the consumption of milk and milk products (including cheese, butter, yoghurt etc) per person in China today is less than 10% of the comparable consumption of a person in the West.

As China progressively opens its markets to the world, due attention is now being given to the introduction of new technologies and know-how to increase food production in China. Further, the Chinese government recently announced initiatives to encourage the introduction of new technologies – with biotechnology and new advances in agriculture specifically identified as deserving special support.

genetic technologies

Therefore, the current plan to steadily increase milk production - firstly by increasing the absolute number of dairy cattle - and secondly by increasing the productive efficiency of the dairy herd by applying several approaches, including selectively breeding animals of higher genetic merit, improved feeding and stock management and ensuring imported animals are of appropriate quality

The project being developed by GTG anticipates the genetic testing of up to 3 million dairy cows and the gathering and collating of information on all dairy cattle - on a long term basis. The database thus created will become a vital resource for monitoring key inherited characteristics in the dairy herd - including paternity and pedigree verification, the ability to genetically track all animals, and genetic screening for desirable production characteristics. The program will gather information on all animals in the existing herd and in future, will also evaluate animals being considered for purchase by China. All this information will become an invaluable tool to assist future breeding decisions by livestock managers in China.

The actual genetic testing will be performed by GTG on DNA samples shipped to the GTG laboratories in Australia. The tests will include some already available at GTG, plus new DNA tests recently developed by other co-operating researchers and testing companies in Australia, New Zealand, Canada and USA - with the overall program being coordinated for CABS, by GTG.

Dr. Jacobson and GTG livestock genetics expert, Dr. Tom Watson, both visited Beijing last week, at which time CABS signed the required approvals for this significant project to commence forthwith.

This announcement to ASX is made with the specific written approval of CABS.

In addition to being Executive Chairman of GTG, Dr. Jacobson is also a founder of XY, Inc., and now serves as its Executive Chairman. GTG also holds a minority interest in XY, Inc.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Mervyn Jacobson
Executive Chairman,
Genetic Technologies Limited (ABN 17 009 212 328)
Ph: +61 3 9415-1135

genetic technologies

ASX ANNOUNCEMENT

February 23rd. 2005

GTG Reports on Further Activity to Protect its Patents in New Zealand.

In September 2004, Genetic Technologies Limited (ASX:GTG, US OTC: GNTLY)) reported to the market that it had been served by Auckland District Health Board (ADHB), with a Statement of Claim which asserted "Groundless Threats of Infringement Action" by GTG.

GTG then retained legal representation in New Zealand and a Statement of Defence was duly filed by GTG on October 22nd, 2004. A further amended Statement of Defence was filed by GTG on October 29th, 2004, together with a Memorandum of Counsel.

Subsequently, the attorneys for the parties exchanged further correspondence and also filed further briefs with the Court, as appropriate.

A Judicial Conference was attended by the attorneys for the parties in Auckland, on February 23rd, 2005, in the presence of an Associate Judge of the High Court of New Zealand Auckland Registry, and a further timetable was set. In addition, the parties are now contemplating mediation.

Further details will be released to the market, as appropriate.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Mervyn Jacobson
Executive Chairman,
Genetic Technologies Limited (ABN 17 009 212 328)
Phone: +61 3 9415-1135.

For investor relations information, please contact Geoff Newing on +613 8412 7017.